FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KREDITANSTALT FÜR WIEDERAUFBAU

(Name of Registrant)

and

KfW INTERNATIONAL FINANCE INC.

(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED

(As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on
Title of Issue	registration is effective	which registered

N/A	N/A	N/A

*	The registrants file annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

ROBERT M. THOMAS, JR.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

SIGNATURES

     The undersigned registrant hereby amends it Annual Report on Form 18-K for the fiscal year ended December 31, 2001 (the “Annual Report”) as follows:

     1.   Exhibit(d) is hereby amended by adding the following to the end of “Recent Developments”:

Proposed EU Savings Tax Directive

     According to a proposed draft directive regarding the taxation of savings income that was approved by the Council of the European Union on December 13, 2001, each EU Member State under its domestic law must require paying agents (within the meaning of the directive) established within its territory to provide to the competent authority of its EU Member State details of the payment of interest (within the meaning of the directive) to any individual resident in another EU Member State. The competent authority of the EU Member State of the paying agent is then required to communicate this information to the competent authority of the EU Member State of which the recipient is a resident. The proposed directive is to be implemented by the EU Member States by January 1, 2004.

     However, on January 21, 2003 the Ministers of Finance of the EU Member States politically agreed that Austria, Belgium and Luxembourg may opt instead to withhold tax from such payments at a rate of 15% for the first three years starting January 1, 2004, of 20% as from January 1, 2007 and of 35% as from January 1, 2010. Austria, Belgium and Luxembourg shall become obliged to supply information rather than to withhold tax only if and when: Switzerland, Monaco, Liechtenstein, Andorra and San Marino, after having levied withholding tax similar to the one to be imposed in Austria, Belgium and Luxembourg for a transitional period first, agree to supply information as well; and the Council of the European Union concludes unanimously that the United States is committed to exchange information upon request. It is envisaged that the Council of the European Union will decide on a final text of the directive in March 2003 and adopt the proposal in a way that substantially reflects the understanding reached on January 21, 2003. However, insofar only a political agreement has been reached, it is still not yet possible to predict precisely when or in what form the proposal will ultimately be adopted. It is also expected that Switzerland, Monaco, Liechtenstein, Andorra and San Marino will agree to the proposed transitional withholding tax, followed by information reporting, and that certain associated territories and dependencies of EU Member States will apply the same measures as the EU Member States. The timing of these actions and measures is uncertain however.

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrants Kreditanstalt für Wiederaufbau and KfW International Finance Inc. have each duly caused this amendment to be signed on their respective behalves by the undersigned, thereunto duly authorized,

KREDITANSTALT FÜR WIEDERAUFBAU

By:	/s/ Frank Czichowski

Frank Czichowski First Vice President

By:	/s/ Doris Kramer

Doris Kramer Vice President

KfW INTERNATIONAL FINANCE INC.

By:	/s/ Gerhard Lewark

Gerhard Lewark Senior Vice President and Treasurer

Date: January 22, 2003